Exhibit 99.1

Santiago, December 20, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following technological service contracts with the following related companies:

1.	Produban España: Contract for the technological services for Project for the Management of Privileged Accounts- CiberArk.
2.	Banco Santander, S.A.:
-	The purchase of a local business unit of technological development services of Isban Chile
-	Agreement of services provided to different areas of Banco Santander- Chile by Banco Santander S.A.

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, Oscar Von Chrismar Carvajal, Roberto Méndez Torres , Orlando Poblete Iturrate, Lucía Santa Cruz Sutil, Juan Pedro Santa Maria Pérez, Roberto Zahler Mayanz, Raimundo Monge Zegers and Blanca Bustamante Bravo expressed the approval for the Bank contracting the financial services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance also with the favorable report of the Audit Committee of the Bank.

Sincerely,

Miguel Mata HUerta

DEPUTY GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.